Securities and Exchange Commission

March 5, 2024

DIRTT Environmental Solutions Ltd.

7303 30th Street S.E.

Calgary, Alberta, Canada T2C 1N6

March 5, 2024

Division of Corporation Finance

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	DIRTT Environmental Solutions Ltd.

Schedule TO-I filed February 15, 2024

File No. 005-91166

Ladies and Gentlemen:

Set forth below are the responses of DIRTT Environmental Solutions Ltd. (the “Company,” “we,” “us” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated February 26, 2024, with respect to the Schedule TO-I, File No. 005-91166, filed with the Commission on February 15, 2024, including the Offer to Purchase and Issuer Bid Circular (the “Offer to Purchase”) attached as Exhibit (a)(1)(i) thereto (the “Schedule TO”). In connection with this letter, we are filing today via EDGAR Amendment No. 1 to the Schedule TO (“Amendment No. 1”), including a Notice of Variation (the “Notice of Variation”) which supplements and amends the Offer to Purchase.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Notice of Variation unless otherwise specified. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in Amendment No. 1 or the Offer to Purchase, as may be amended by the Notice of Variation.

Securities and Exchange Commission

March 5, 2024

Schedule TO

Forward-Looking Statements, page iii

1.

We note your reference to Section 21E of the Securities Exchange Act of 1934. Note that the safe harbor protections for forward-looking statements contained in U.S. federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and telephone interpretation I.M.2 in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Please delete the reference.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure as set forth on pages 11 to 12 of the Notice of Variation to remove such reference.

Manner and Time of Acceptance, page 7

2.

Disclosure on page 8 indicates that “[i]f the principal amount of all January Debentures properly deposited by the Expiration Date...exceeds the January Debentures Maximum Purchase Amount, then the January Debentures to be purchased...will be purchased on a pro rata basis...(with adjustments to maintain C$1,000 minimum denominations of the January Debentures) [emphasis added].” Similar disclosure is provided with respect to the December Debentures. Please revise to explain the referenced “adjustments” and how they are in compliance with Exchange Act Rule 13e-4(f)(3).

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure set forth on pages 9 to 11 of the Notice of Variation to clarify that these are only rounding adjustments to be as nearly as may be pro rata, disregarding fractions as necessary and rounded to the nearest C$1,000 to maintain C$1,000 minimum denominations of the Debentures. This language is intended to comply with the Commission’s standard in Rule 13e-4(f)(3), which states: “the securities taken up and paid for shall be taken up and paid for as nearly as may be pro rata, disregarding fractions, according to the number of securities tendered by each security holder during the period such offer remains open” (emphasis added). Because the Debentures are issuable and transferable only in multiples of C$1,000, the rounding to the nearest C$1,000 to maintain C$1,000 minimum denominations is equivalent to disregarding fractions in a share tender offer.

Withdrawal Rights, page 11

3.

Disclosure on page 11 indicates that “Debentures deposited pursuant to the Offer may be withdrawn by or on behalf of the depositing Debentureholder at any time...(iii) if the Debentures have been taken up but not paid for by the Company within three business days of being taken up...” With a view towards improved disclosure, please advise if Debentureholders will be given notice that their Debentures have been “taken up” so that they can determine whether the three business day period for payment has expired and exercise their withdrawal rights accordingly.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure set forth on pages 3 to 4 of the Notice of Variation to clarify that, promptly following the Expiration Date, and upon the terms and subject to the conditions of the Offer, the Company will promptly take up (i.e., accept for payment) and promptly pay for all validly tendered Debentures. The Company will also promptly file a final amendment to its Schedule TO and issue a press release reporting the results of the Offer. The Company supplementally advises the Staff that the phrase “take up” in such instance is referring to the acceptance of the tender of Debentures, in accordance with how such phrase is used pursuant to Exchange Act Rule 13e-4(f)(3).

Securities and Exchange Commission

March 5, 2024

4.

Disclosure on page 11 also indicates that “Debentures deposited pursuant to the Offer may be withdrawn by or on behalf of the depositing Debentureholder at any time...(iv) before the expiration of 10 days from the date that a notice of change or notice of variation (other than a variation that (A) consists solely of an increase in the consideration offered for the Debentures under the Offer where the time for deposit is not extended for greater than 10 days, or (B) consists solely of the waiver of a condition of the Offer) has been given in accordance with the Offer to Purchase...” Please advise whether a notice of change or variation could result in an extension of the Offer for greater than 10 days, and if so, whether Debentureholders will have a right of withdrawal. Please also advise how clause (iv) would impact the registrant’s obligations with respect to Exchange Act Rule 13e-4(f)(1)(ii) and 14e-1(b).

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure set forth on pages 3 to 4 of the Notice of Variation to clarify that holders will have the right to withdraw through the Expiration Date, including if such Expiration Date is extended. The Company respectfully advises the Staff that the withdrawal right listed in (iv) of such section comes from applicable Canadian securities laws, including under National Instrument 62-104 – Take-over Bids and Special Transactions, Section 2.30(1)(b) and 2.30(2)(b). Further, the Company respectfully advises the Staff that, pursuant to applicable Canadian securities laws, certain material changes to the Offer may require an extension of the Offer for at least 10 days, which typically is extended to the next following business day if the tenth day is not a business day. If the Offer is extended for any reason, including pursuant to Rule 13e-4(f)(1)(ii) and Rule 14e-1(b) of the Exchange Act, Debentureholders will have a right of withdrawal through such extended Expiration Date of the Offer, as clarified in the revised disclosure of (i) in such section.

Conditions of the Offer, page 12

5.

Refer to conditions (a), (a)(ii) and (b) and the terms “threatened,” “has impaired” and “contemplated benefits.” A tender offer may be conditioned on a variety of events and circumstances provided that they are not within the direct or indirect control of the offeror. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Refer to Question 101.01 of the Tender Offer Rules and Schedules Compliance and Disclosure Interpretations (March 17, 2023). Please revise these terms so that each of these conditions are objectively determinable.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure set forth on page 5 of the Notice of Variation to remove such references.

Securities and Exchange Commission

March 5, 2024

6.

Refer to condition (c)(i). Please revise to explain what would be considered a “limitation on prices for securities on any national securities exchange or in the over-the-counter market in Canada or the United States” or delete this language. Similarly, in condition (c)(iv), please revise to explain what would constitute “any limitation by any governmental or regulatory or administrative authority or agency or any other event that, in the reasonable judgment of the Company, might affect the extension of credit by banks or other lending institutions,” or delete.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure set forth on page 5 of the Notice of Variation to remove such reference and condition.

7.

We note that condition (c)(iii) will be triggered by “...the commencement...of a war, armed hostilities, act of terrorism or other international or national calamity directly or indirectly [emphasis added] involving Canada, the United States or any other country or region in which the Company or its subsidiaries maintain significant business activities...” without any materiality qualifier on the gravity of such an event, without requiring any connection between such an event and the Offer, and without limiting the event to one directly involving the United States or Canada. In addition, it is unclear what current wars, which may trigger the condition upon a “material worsening,” are included in this condition. The broad wording of this offer condition gives rise to illusory offer concerns under Section 14(e) of the Exchange Act and Regulation 14E thereunder, in particular given ongoing international hostilities. Please revise to narrow or qualify this condition or advise. In addition, please revise to specify those countries other than the United States and Canada in which the Company or its subsidiaries “maintain significant business activities.”

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure set forth on page 5 of the Notice of Variation to remove such condition.

8.

Similarly, we note that condition (c)(v) broadly refers to “any change [emphasis added] in the general political, market, economic or financial conditions that in the Company’s reasonable judgment has or may have [emphasis added] a material adverse effect on the Company’s business, operations or prospects or the trading in, or value of, any or all of the Debentures.” Please revise to narrow or qualify this condition or advise.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure set forth on page 5 of the Notice of Variation to remove such condition.

Securities and Exchange Commission

March 5, 2024

9.

Refer to conditions (vi) and (vii). Similar to preceding comments, please revise to allow for objective verification that the conditions have been satisfied. While each condition references a threshold of 10% measured against the close of business on February 14, 2024, use of the phrase “including, without limitation, an amount greater than...” effectively eliminates such threshold as an objective measure, since any “material decline” in the relevant indices or “any increase or decrease...by a significant amount” in the market price of “any or all of the Debentures” can trigger the respective condition.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure set forth on page 5 of the Notice of Variation to narrow such conditions.

10.

The language in condition (viii) appears to be repetitive of preceding conditions. For example, it is unclear what would constitute in condition (viii) “a material worsening” of a “material worsening” of a war or armed hostilities in condition (iii). Please advise or revise.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure set forth on page 5 of the Notice of Variation to remove such condition.

11.	Refer to condition (d). Please revise to explain the meaning of the term “material adverse significance” and how it is different than a “material adverse effect.”

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure set forth on page 5 of the Notice of Variation to conform such reference to material adverse effect.

12.

Refer to condition (g) and the use of the language “not available on acceptable terms to the Company.” All offer conditions must be objective and outside the control of the offeror to avoid an impermissible illusory offer. Please revise to delete or qualify this language appropriately. In addition, please revise to summarize the “necessary exemptions or approvals under applicable securities legislation” and “the necessary exemptions from, or waivers, of the appropriate courts or securities regulatory authorities” referenced in this condition.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure set forth on page 6 of the Notice of Variation to remove such condition.

Securities and Exchange Commission

March 5, 2024

13.

The last paragraph of this section states that “[t]he foregoing conditions are for the sole benefit of the Company and may be asserted by the Company in its reasonable discretion regardless of the circumstances (including any action or inaction by the Company) giving rise to any such conditions...” Offer conditions must be objective and outside the control of the offeror in order to avoid illusory offer concerns under Regulation 14E. Please revise to remove the implication that the conditions may be triggered at the election of the Company. See Question 101.02 of the Division of Corporation Finance’s “Tender Offer Rules and Schedules” Compliance and Disclosure Interpretations.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure set forth on page 6 of the Notice of Variation to remove such references.

14.

The last paragraph also states that “[t]he failure by the Company at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such right, and the waiver of any such right with respect to particular facts and other circumstances shall not constitute a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right which may be asserted at any time or from time to time.” This language suggests that if a condition is triggered and the Company fails to assert the condition, it will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and a party decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the Offer, the Company may be required to extend the Offer and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the Offer, the Company should inform holders how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the Company’s understanding on both points in your response letter.

RESPONSE: The Company confirms its understanding on both points. Additionally, the Company has revised the disclosure set forth on page 6 of the Notice of Variation to remove such references.

15.

The last sentence of this section also states that “[a]ny determination by the Company concerning the events described in this Section 5 shall be final and binding on all parties.” Please revise this statement to include a qualifier indicating that security holders are not foreclosed from challenging the Company’s determination in a court of competent jurisdiction.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure set forth on page 6 of the Notice of Variation to include the requested qualifier. The Company has also revised the disclosure set forth on pages 7 to 8 of the Notice of Variation to include such qualifier.

Securities and Exchange Commission

March 5, 2024

Taking Up and Payment for the Deposited Debentures, page 15

16.

Disclosure indicates that “...subject to and in accordance with applicable securities laws, the Company will take up and pay for Debentures properly deposited under the Offer in accordance with the terms thereof as soon as practicable after the Expiration Date and in any event no later than 10 days after the Expiration Date.” Please advise why the Company believes this complies with the prompt payment requirement in Exchange Act Rules 13e-4(f)(5) and 14e-1(c).

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure (which was included for compliance with Canadian laws) set forth on pages 7 to 8 of the Notice of Variation to clarify that payment will be made promptly following the Expiration Date, as required by U.S. law.

* * * * *

Securities and Exchange Commission

March 5, 2024

Please direct any questions that you have with respect to the foregoing, or any requests for additional supplemental information required by the Staff, to Robert L. Kimball of Vinson & Elkins L.L.P. at (214) 220-7860.

Very truly yours,

DIRTT Environmental Solutions Ltd.

By:	/s/ Fareeha Khan
Name:	Fareeha Khan
Title:	Chief Financial Officer

Enclosures

cc:	Benjamin Urban, Chief Executive Officer

Robert L. Kimball, Vinson & Elkins L.L.P.

Lucy Liu, Vinson & Elkins L.L.P.